

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

THE COMPANY

1.   Name of issuer: Core State Holdings

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Oleg Cheine   Dates of Board Service: March 15, 2019
Principal Occupation: President
Employer: Core State Holdings   Dates of Service: March 15, 2019
Employer's principal business: Advertising, Marketing, Financial transactions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Acelloria Corp – 2012-2014. President, CEO   Dates of Service:
Position: Carrier Connex Inc – 2008-2012. President, CEO   Dates of Service:
Position: Base Telecom Inc -2002-2010. VP, CEO   Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Acelloria Corp.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Employer's principal business: Online Marketing, Web Development
Title: President, CEO   Dates of Service:2012-2014
Responsibilities: Business development and management of the company

Employer:Carrier Connex Inc
Employer's principal business: Data Centre, Co-location Center
Title: President, CEO   Dates of Service:2008-2012
Responsibilities: Infrastructure Data Center, Technical Support of Sales.

Employer: Base Telecom Inc.
Employer's principal business: Calling Cards, Home Subscriptions Program, Wholesale
Title: Vice President, CEO   Dates of Service:2002-2010
Responsibilities: Business development of the company. Design Algorithmic Programs.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Oleg Cheine   Dates of Service: March 15, 2019
Principal Occupation: CEO
Employer: Core State Holdings   Dates of Service: March 15, 2019
Employer's principal business: Advertising, Marketing, Financial transactions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Acelloria Corp – 2012-2014. President, CEO   Dates of Service:
Position: Carrier Connex Inc – 2008-2012. President, CEO   Dates of Service:
Position: Base Telecom Inc -2002-2010. VP, CEO   Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Acelloria Corp.
Employer's principal business: Online Marketing, Web Development
Title: President, CEO   Dates of Service:2012-2014
Responsibilities: Business development and management of the company

Employer:Carrier Connex Inc
Employer's principal business: Data Centre, Co-location Center
Title: President, CEO   Dates of Service:2008-2012
Responsibilities: Infrastructure Data Center, Technical Support of Sales.

Employer: Base Telecom Inc.
Employer's principal business: Calling Cards, Home Subscriptions Program, Wholesale



OFFERING STATEMENT

	# Of Shares	Total Proceeds		Net Proceeds
150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share				
Target Offering	1,493	$10,003.1		$9,202.85
Maximum Amount	150,000	$1,005,000		$924,600.00

Title: Vice President, CEO — Dates of Service:2002-2010
Responsibilities: Business development of the company. Design Algorithmic Programs.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Core State Holdings Corp (Canada)	1,000	**100%**

Principal Security Holders - Core State Holdings Corp (Canada)

Name of Holder	No. and Class of Securities Now Held	% Voting Power Prior to Offering
Oleg Cheine	500 Shares	**50%**
Luba Kay	300 Shares	**30%**
Svetlana Sheina	200 Shares	**20%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business and Background:

Core State Holdings, Corp. ("Core State Holdings" or the "Company") was formed in Ontario, Canada in February of 2014 as an internet-technology company. Throughout the five years, the Company has developed and owns two digital properties: the largest social network for the cannabis industry called CannaSOS, and the most advanced cryptocurrency wallet called PTPWallet. CannaSOS has over 330,000 registered users and since forming, the traffic on CannaSOS has exceeded over 10,000,000 users. PTPWallet was launched in 2019 and currently has around 10,000 downloads.

"Registered users" ("Members") are defined as people who currently have an account on CannaSOS. "Users" are defined as people who have visited/used CannaSOS.com.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

With CannaSOS, we focus on combining health, education, internet, networking, and entertainment under one roof. With PTPWallet, we focus on bringing together retail businesses with crypto consumers; essentially increasing circulation of coins and tokens on a cannabis retail level.

In March of 2019, Core State Holdings, Corp (USA-based) was formed and Core State Holdings, Corp (Canada-based) invested into the company; providing it with exclusive rights to use PTPWallet and CannaSOS platforms in the U.S. market in exchange for majority ownership of the company. Selling of all services, and revenue received, via PTPWallet and CannaSOS will be under the United States of America-based Core State Holdings, Corp.

Business Plan:

We build value through CannaSOS by selling digital advertising to businesses in the health industry, crypto and as well as cannabis industry. As the months and years progress, we plan to make our advertising platform more accurate to fit the needs and wants of users, to implement video advertising, and to sell to licensed producers (and essentially anyone that requests it) reports of specific strain data (i.e. what age group, what geolocation, what gender likes to consume a specific strain, etc.). All this will open additional marketing channels for businesses in order to promote their services and brand more efficiently. It will also provide companies and individuals with far more accurate information that could be then used as knowledge or be implemented into business practices.

Currently, PTPWallet makes revenue from deposit and withdrawal fees, the purchase of "GEMS" within the platform, and internal transaction fees. Currently, PTPWallet does not support FIAT, thus, exchange fees are planned alongside integration of FIAT currencies. As the years progress, we plan on using CannaSOS to help with distribution and mainstream acceptance of PTPWallet. The main target will be to push PTPWallet into retail stores, allowing for users of the platform to purchase a wide-range of products and services with cryptocurrencies and tokens. Although we plan on first targeting small businesses, our long-term goal will be: 1) general acceptance of small retail chains like dispensaries, clinic 2) mass implementation of the PTPWallet Merchant API among large online platforms, i.e. e-commerce businesses 3) integration into retail chains like 7/11 and Shell 4) integration of PTPWallet POS systems into a wide range of ATMs 5) and then once large distribution has been achieved; push into medium and large retail chains like Walmart and Subway.

With the funds raised, Core State Holdings Corp (USA-based) will be setting up Sales and Marketing Departments that will cover all of the U.S.A. The task of the Sales Department will be to sell CannaSOS digital advertising services to companies in the cannabis industry and as well as the health industry. Depending on the type of business and the regulations of the specific state, businesses will be able to promote their brand and their services. The advertising of strains, alcohol, tobacco is strictly forbidden on CannaSOS. This Department will be targeting primarily the United States and will be the



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

main source of revenue for the Company based out of the U.S.A. The Company will also be building a Business Development Department that will be focusing primarily on the United States. Its task will be to develop positive relationships with businesses, which, will either integrate the PTPWallet Merchant API or will be interested in licensing the software. Therefore, CannaSOS and PTPWallet will have departments which will become the foundation for expansion throughout the U.S. market.

Lastly, a general Core State Holdings, Corp (USA-based) Marketing Department will be created which will be operating for the U.S. territory. Its task will be to create and execute marketing campaigns that will target the cannabis industry, health industry, and as well as, crypto/blockchain industry. The reason for this Department is to increase the overall exposure of the CannaSOS and PTPWallet brands, thus, increasing its user base. As more businesses and consumers see the brands and the benefits, the more prone they will be to using the services. The end goal of the Marketing Department will be to bring traffic to CannaSOS and PTPWallet, which, will convert to advertising sales from businesses on CannaSOS (higher interest due to increased traffic) and to more transactions done within PTPWallet.

Problems That We Want To Solve
Cannabis Space:

Insufficient information
The emerging cannabis industry has a major problem with lack of information in the field of cannabis use; specifically, how it affects the user. All products on the market do not have clinical trials, and the proposed human exposure is based on assumptions. A person who has decided to use cannabis for medicinal or recreational purposes is not able to obtain accurate information about the product in the cannabis industry; because every strain (even of the same name) is different. All knowledge is based on the experience of people who are transmitting data from person to person.

Financial Sector
A majority of countries list cannabis under statutes relating to controlled substances. As a result, canna related enterprises are not being supported by mainstream financial institutions, such as banks. This places significant financial limits on the industry. It's nearly impossible to operate a retail business without a bank account nor a proper POS system. These barriers to entry force the industry to use cash as the primary mode of transactions. Cash is employed to pay for rent, inventory, supplies, and all canna related B2C transactions. Using cash as a means for payment is very inconvenient and risky. Use of cash attracts criminals and compromises business safety and security by placing employees and clients at risk with frequent robbery attacks.

Advertising Sector



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Due to the nature of the product, cannabis-related businesses are prohibited from advertising using traditional online and offline media. Online media giants such as Facebook and Google, for example, have strict anti-drug policies, banning publishers from their platforms. Unlike other industries, canna-related businesses do not have access to free-flowing online traffic and are required to use niche websites to promote their products and services. In addition, there are no widespread loyalty programs that can be adopted by the canna market on a local and global scale owing to cannabis being considered taboo for large brand reward providers.

Crypto Space:

Slow, Too Transparent, No Loyalty Programs

Many businesses in the retail industry do not want to be associated with implementing crypto currencies into their business. This is due to slow transaction speeds, too much transparency (many businesses see it as essentially showing the public their banking information; how much funds are present, transaction history, etc.), and because — other than it being used as a transaction medium — there is no global loyalty program to keep customer coming back. It is also very difficult for customers to make payments to businesses that use blockchain wallets.

Convenience

Most cannabis related businesses, in order to reduce the amount of cash, have begun to purchase ATMs for their business. This ATM will be installed within the location and will have the ability to accept cryptocurrencies. Therefore, consumers walk into the location, purchase cryptocurrencies with cash and then pay for the product using the purchased cryptocurrency. This creates a lot of problems: the speed of purchase and the transaction (due to the blockchain network) can be slow and can take more than 10 minutes to possibly even 48 hours, the complexity of having the customer become accustomed to using cryptocurrencies instead of cash, and the customer going through a KYC (Know-Your-Customer) in every business.

The Solutions

The platform CannaSOS has been created which provides the following:

1.   People have the ability to post and share a wide-range of useful cannabis information;
2.   A Strain Database that collects in-depth, peer-reviewed strain reviews about the experience that the user had with using a certain type and strain of cannabis. The module also summarizes the data and presents an "average" report to the consumer on the cannabis strain that was used, the effects that the user experienced, symptoms, and much more information on the specific strain. Currently, there are



FP: TruCrowd

CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,493**	**$10,003.1**	**$9,202.85**
Maximum Amount	**150,000**	**$1,005,000**	**$924,600.00**

over 9500 strains in the database. The platform allows anyone to see and read detailed peer-based reviews; with information on the strain's history and genetic origins.

3. A platform to search for businesses on a "Map" that shows nearby businesses based on user geolocation.

4. A rating system for Business Pages that allow users to understand what business offers the highest quality service.

5. A Social Platform, which includes Advice, Groups, Feeds, a News section, the ability to message users and find friends, etc. This is like Facebook but primarily for the cannabis industry – however anyone in any sector is able to use the platform.

6. An Ads Manager advertising platform for businesses to advertise their brand and services. The Ads Manager includes the ability for businesses to setup Memberships, Banners, and Sponsored Articles. All ads pass moderation first before being shown on the platform.

CannaSOS Today

The largest social network for the cannabis industry. Launched in 2014

Search for businesses via a Map – Find a business in your area using our Map.
Strain Database – Educate yourself on over 9,040 strains in the CannaSOS strain database. Largest North-American-based strain database in the world. Over 12,300 user strain reviews; read individual reviews for males and females!
Business Directory – Find the business you are looking for by using multiple available filters. Over 5,500 business pages available.
News – +5,330 educational articles created throughout the past 4 years. Mostly written by users, doctors, authors, journalists, businesses, and more. Search the database by categories such as *Hot News*, *Health*, *Stories*, and others.
Advice – +2,300 questions asked by users and professionals. Learn something new everyday!
Product Display – Check out the Store in order to see over 1,000 items placed on display by businesses.
Social – Join one of over 280 groups, look at millions of posts. Used by more than 14,000 people on a daily basis.
CannaSOS Ads – Advertise your business, brand, and/or products.

For more comprehensive coverage of the US market and to obtain a large market share, it is necessary to carry out marketing of the digital asset CannaSOS throughout all of the USA where cannabis is legal. It will be necessary to hold expos and create marketing campaigns that will attract the largest number of cannabis users. The more users that will visit the website and use its features, the more the company will be able to collect information from the strain reviews. The more "correct" the information is about the strains, the more helpful the general data will be for businesses – primarily data-analytics firms.

CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Based on our analysis, the introduction of the PTPWallet Merchant API and POS system into cannabis businesses will allow businesses to eliminate around 5% to 10% of their cash received, for the sale of a product, from daily operations.

We will be developing advertising opportunities not only through the current methods of Memberships, Banners, and Sponsored Articles; but also developing modules that will be promoting specific products/services within a given area, adding manufacturers (by legalized country) to the site and displaying their names, the creation of a feature allowing businesses to advertise via video, and possible other options.

PTPWallet Today

The most advanced cryptocurrency wallet. Launched 2018

- **Mobile App -** Access your account and accept different currency payments in person anywhere with our mobile app for Android and iOS.
- **Multi-Coin Wallet –** PTPWallet is able to support many coins/tokens.
- **Anonymous transactions –** Only the user is able to see all transactions, done by them, in PTPWallet.
- **Instantaneous transactions –** Users no longer need to wait more than 10 minutes to send and receive funds. All internal transactions are completely instantaneous.
- **Send Funds –** You can send any funds by QR Code, Address, Email, SMS, and any social platform.
- **Protect your transaction –** All of your transactions are covered by a PIN Code that only you know. If your phone is lost, there is an ability to restore your wallet in PTPWallet. Original wallet account will be closed on lost device and will be migrated to your new phone.
- **Deals –** Any business has the ability to setup a free loyalty program and become listed on the Map for other users to see! Businesses are also able to provide cashback!
- **Bonus -** PTPWallet provides bonus tokens to its users for any transaction done within PTPWallet - everyone benefits!
- **Transaction Fee –** Low fees. Internal transactions do not require gas.

PTPWallet is created to provide retail transactions for the cannabis industry; but it can be used by other industries. Its technology allows you to make instant transactions between all user wallets within the network, with all transactions being super secure. The Merchant API and POS will allow businesses to have a private wallet which will be used during the sale of products and services. The convenience of the wallet and proper marketing of the wallet will allow us to occupy a niche within the cannabis-crypto industry.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

States With Laws Allowing for Medical or Adult Use of Cannabis/Marijuana

Recreational cannabis is regulated in eleven states. Medical cannabis is regulated in 33 states. Additionally, around thirteen states have legalized low-tetrahydrocannabinol ("THC") and/or high-cannabidiol ("CBD") extracts for a wide range of medical conditions. Below is a list of the states that have passed such laws:

	STATE	YEAR PASSED
1	Alaska*	1998
2	Arizona	2010
3	Arkansas	2016
4	California*	1996
5	Colorado*	2000
6	Connecticut	2012
7	District of Columbia*	2010
8	Delaware	2011
9	Florida	2016
10	Hawaii	2000
11	Illinois	2013
12	Louisiana	2015
13	Maine*	1999
14	Maryland	2014
15	Massachusetts*	2012
16	Michigan	2008
17	Minnesota	2014
18	Missouri	2018
19	Montana	2004
20	Nevada*	2000
21	New Hampshire	2013
22	New Jersey	2010
23	New Mexico	2007
24	New York	2014
25	North Dakota	2016
26	Pennsylvania	2016
27	Ohio	2016
28	Oklahoma	2018
29	Oregon*	1998



CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

30	Rhode Island	2006
31	Utah	2018
32	Vermont*	2004
33	Washington*	1998
34	West Virginia	2017

*These are the States that have implemented laws allowing the adult use of cannabis, in addition to medical use.

Competition:

Founded in 2010, Leafly is the largest cannabis website in the world. Leafly's primary functions are providing users with a strain explorer (over 2500 strains), a dispensary locator, and strain review platform. Although the site has around 5 million monthly users, Leafly has decreased the number of UI updates for its strain database, leaving the strain database to look somewhat outdated. Businesses are also unable to create a network of clients, who they can then manage and send information to. Businesses also have to pay a membership fee in order to have their business on the site; let alone the astronomical cost of actually advertising the business on the platform. Unlike CannaSOS, Leafly's strain database does not allow users to select their gender - in order to leave more accurate reviews (as male and females react to cannabis differently).

Founded in 2008, Weedmaps is one of the industry leading websites when it comes to providing listing services for medical marijuana dispensaries, doctors' offices and delivery services throughout the United States. Weedmaps combines local dispensaries reviews and social networking functionality to create an online community. The website includes a forum, private messaging function, a job board, Q&A from fellow patients, and also a strain database. Common data breaches, accusations reporting 60% of strain reviews to be falsified, accusations reporting 70% of dispensary reviews to be falsified has led to WeedMaps being a hazy tool to use when searching for marijuana-related reviews. WeedMaps also charges clinics a whopping $250 - $1000 in monthly membership fees.

Due to the fact that there was a lot of ICOs (Initial Coin Offerings) that took place from 2016 to 2019, a lot of businesses created wallets just to show the public that a platform was created; in hopes that their coin value would increase. Additionally, a big problem for businesses that want to implement cryptocurrency wallets into their daily operations is the ability for the public to see the history of absolutely all transactions done within their operations; B2C and B2B. No business wants to have a wallet showing its financial transactions to everyone. This is the main problem why businesses do not actively use crypto wallets in traditional transactions; payments to employees, superiors, etc.

FP: TruCrowd

CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class “B” Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,493**	**$10,003.1**	**$9,202.85**
Maximum Amount	**150,000**	**$1,005,000**	**$924,600.00**

Competitive Analysis

	PTPWallet	**Other Wallets (~95%)**
Transactions via:		
(QR code and Address	✓	✓
By SMS, Messenger & Email)	✓	X
Real Time Market Information	✓	~25% have it
Convert Funds	Coming	~10% have it
KYC	✓	~40% have it
Loyalty/Deals	✓	X
Make Money on Referral	✓	~30% have it
POS/API	Coming	~10% have it
Fiat Currency Exchange	Coming	~15% have it

	CannaSOS	**Leafly**
Dispensary Map Searching	✓	✓
Business Listing	✓	✓
Product Display	✓	✓
Social Feeds	✓	X
Find Friends	✓	X
Build Follow Network	✓	X
News	✓	✓
Strain Database	✓	✓
Advice	✓	X
Pulse	✓	X
Groups	✓	X
Voting System	✓	X
Messenger	✓	X
Self-Serve Ads Manager	✓	X

Incomes Streams:

PTPWallet Income Streams

- Transaction Fees
  - Merchant Processing Fee
  - Transaction Fee
- Currency Conversion
  - Exchange Fees
- Coin Hosting
  - New Coin Setup Fees
  - Coin Renewal Fees
- Loyalty Program
  - Deal fee
- Referral
  - Purchase of GEMS
  - Drain the Bank



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

CannaSOS Income Streams
- Banner Advertising
- Memberships
- Sponsored Articles
- Sponsored Email Blasts to Subscribers of Weekly Digest

Projected sales forecast from 2019 up to 2025

2019-2020: Gross Sales: $2,378,000, Net Income: $245,000, Planned dividends payout: $174,000
2020-2021: Gross Sales: $3,880,000, Net Income: $1,498,000, Planned dividends payout: $449,000
2021-2022: Gross Sales: $5,602,000, Net Income: $2,732,000, Planned dividends payout: $819,000

Roadmap

Q2-2019
1. Apply all necessary documents for Crowdsale funding and beginning the process.
2. Hiring Sales and Marketing personnel for California and Colorado.
3. Beginning the marketing and sales process.
Q3-4-2019
1. Expansion of the Sales and Marketing teams to Washington, Nevada, Illinois, and Arizona
2. Breakeven
Q1-2020
1. Expansion of the Sales and Marketing teams to cover remaining US territories.
2. Increasing sales to surpass breakeven and reach targets.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factor

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

• **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product(s) enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

• **This is a brand-new company.** We were formed in 2019, have only recently signed an exclusive agreement with Core State Holdings Corp Canada involving the exchanging of our securities for the exclusive right to present/distribute/sell all their current and future services in the U.S. market. If you are investing in this company, it's because you believe in the idea and the market opportunity, the



CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

possible success of the currently owned digital properties, the quality of the team, and the direction of the business to date.

• **We compete with other companies.** A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals, or have digital properties which directly compete with the services offered by our Company to businesses and consumers. Not all of these companies currently charge for their services. Currently, there have been identified competitors that exist that are providing a similar spectrum of services as CannaSOS and PTPWallet. No matter if crowdfunding grows in popularity, these competitors and other companies may directly or indirectly compete with us, as limited barriers to entry exist at this Point.

• **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

• **We depend on a small management team.** We depend on the skill and experience of Oleg Cheine, Les Barber, Daniel Cheine, and Sergei Shnerson. Each has a different skill set. Oleg, Les, Daniel, and Sergei are currently working hard to develop the company. As per our development plan, we plan to hire more people in our Marketing and Sales Departments; which will cover all United States. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we may cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot accurately predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

• **We could become subject to regulation.** Our business model involves the selling of digital advertising services, via our CannaSOS digital property, to businesses in the cannabis and health industry, and involves the earning of revenue from transaction fees via the PTPWallet digital property.

As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on March 15, 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, receive proper support from Core State Holdings, Corp. Canada, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional team members, expand



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

information technology systems, and lease space for our corporate offices. In addition, we plan to significantly increase our operating expenses for the following, but not limited to:
● fully develop and broaden our technology and product offerings;
● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

The nature of the Company's business strategy is high-risk.
Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.



CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,493**	**$10,003.1**	**$9,202.85**
Maximum Amount	**150,000**	**$1,005,000**	**$924,600.00**

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results, marketing, and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current team members and future team members are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional team members, expand our product offerings, increase our marketing budget, and lease space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering, for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company, presently, are appointed by holders that own more than 35% of the voting shares. According to the agreement between Core Holdings Corp. Canada, and Core State Holdings Corp. USA, currently, the major holder of the common voting shares is Core State Holdings Corp. Canada. This Canadian Company appoints officers of the U.S. based Company. Officers of the company have the right to make decisions on the development of the Company. The current officers will be in a position to continue to



OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

control the affairs and management of the Company. Investors must rely entirely on our management to government the affairs of the Company

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with possible businesses and consumers, the proper operation of its current properties, the ability to execute proper marketing campaigns, and the ability for it to maintain and expand a successful Sales Department. Beyond the Company's limited financial means to incentivize businesses and consumers, other external factors such as the level of demand, product pricing, and areas of operations, will affect the level of distribution. All of these factors will play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Core State Holdings, Corp. is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Certain future relationships have not been established.
The Company will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

Key Team Members do not have Employment Agreements.
As of the date of this Offering Statement, none of the executive management are under employment contracts due to the fact that the Company has been recently formed. It is anticipated that upon



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

completion of this Offering, key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

Our aggressive growth strategy may not be achievable.
For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products/services, develop a proper and successful marketing department and sales department, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to scale our teams that will push our services and achieve a larger market share, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

We will have broad discretion on how the net proceeds of this private placement are utilized.
The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

We will present only reviewed financial statements.
In addition to the reviewed financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has been reviewed by a CPA.

Our forecast financial statements rely on assumptions that may not prove accurate.
Certain forecast financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the forecast financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

Technology risks. The Company has exclusive rights to distribute PTPWallet in the USA; a cryptocurrency wallet that can be accessed via the mobile smartphone or via the web browser. The Company also has exclusive rights to promote and further distribute CannaSOS and its advertising services throughout the USA. There can be unforeseen changes in both products, coding, software,



CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp. (Canada) business practices that could hinder the platform or render it obsolete.

The general adoption of new technology cannot be assured. Both the Company's products are new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a topdown adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that both or one of the products will not be commercially or technologically adopted.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart second screen technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our CannaSOS and PTPWallet products are based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies in platforms (such



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

as POS systems or websites) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;
- negative publicity; or
- exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We may fail if our competitors develop and deploy superior technology and product offerings.
As the market for cryptocurrency wallets and cannabis social network-related products and services grows, we expect that competition will intensify. Barriers to entry are relatively minimal, and competitors can offer similar products and services at a relatively low cost or for free. We must compete for a share of a customer's purchasing budget for such products. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. The markets for crypto wallets and informative strain databases are intensely competitive, dynamically evolving and subject to rapid technological, informational, and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products (product updates as well) on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product redevelopment costs, harm to our reputation, lost sales, lost consumer base, license terminations or renegotiations, possible product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate,



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

including but not limited to rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as marijuana, gasoline, hemp, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. A significant increase or decrease in the price of crypto currencies and tokens may also reduce discretionary spending by our target market in the retail sector and affect the need for consumers to send currencies of any form to our crypto wallet. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our advertising services, decrease the cost of Gems, decrease transaction fee percentage that we take from crypto users, increase our promotional spending, or take other steps to encourage business and consumer purchases and use of our services. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the cannabis and crypto space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of cannabis-related information and cryptocurrency wallet business demand that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:
- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

  ● divert management's attention and resources; and
  ● require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Operational risks. If the Company finds and partners with any third party vendors, and if any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we might need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, software, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third-party intellectual property, software, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, consisting of a President, a CTO, and VP of Business Development; but our key activities are presently outsourced to third parties, though closely managed. The two officers have developed a collegial and effective working relationship through nearly 10 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Investors may suffer potential loss on dissolution and termination.
In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Our operating costs are unpredictable.
In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Core State Holdings, Corp. or any of our service would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.
Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications, as well as on the ability to sell our products/services under State or Federal laws. The maintenance of our financial and other records is also dependent upon such technologies and legality under state and Federal laws.

The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

We may not have adequate insurance.
Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

Management may have significant conflicts of interest.
Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

There is significant risk associated with the Company's indemnification of affiliated parties.
Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the
maximum extent permitted by Wyoming law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

Financial risks. The cannabis market is subject to macroeconomic pressures. In an economic down-turn, cannabis may be considered a discretionary purchase, which could decrease demand. The size of the crypto market is also subject to macroeconomic pressure but is easily influenced by the mainstream media. In an economic down-turn, crypto may see a large drop in price and thus will lead to a decrease of interest from the consumers to store currencies/tokens in wallets and use currencies/tokens on a transactional basis. Moreover, as a small entity with limited resources, we



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting business and consumer spending, including but not limited to general economic and business conditions; consumer confidence; marketing budgets; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Business service purchases, including purchases of our ads manager services; and consumer use of our PTPWallet may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities
Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 300,000 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company.

This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.

This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your preferred shares, or the Company going Public, or a sale of the business.

Currently, there is no public or other trading market for the Shares, and there can be no assurance that Core State Holdings, Corp will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.

Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

Shares are subordinate equity interests.
The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

The shares are unlikely to be able to be pledged as collateral.
The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Closing of the Offering. Situations could occur where the Company is not able to close the Offering including but not limited to the following: (i) the Company may not be able to create the products or



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

produce the demand necessary to prove its business concept and in turn to make the Offering; (ii) the Company may not raise funds sufficient to close the offering; or (iii) expenses may exceed estimates and seed capital needs may not be met.

If the Offering is not closed, the investors' only recourse may be to secure the repayment of the principal and interest of their loans from the Company. In such a case, the expected conversion of the investors' debt into an equity security would not take place and the anticipated benefit of equity ownership would not occur.

• *Marijuana (Cannabis) is federally illegal.*

There are various enforcement memoranda the Feds have issued on the subject, none of those memos have any real legal meaning or effect and — most importantly — they are not going to protect a cannabis company or any of its investors from criminal prosecution or asset forfeiture under the federal Controlled Substances Act (and, of course, a new U.S. President could change the DOJ's current enforcement priorities). If the federal law will be enforced and the Cannabis activities will go back to the black market, CoreState will be out of business.

• *Investors risk criminal liability and cannabis business assets are subject to forfeiture.*

Because marijuana/Cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal. If the federal law will be enforced and the Cannabis activities will go back to the black market, CoreState will be out of business.

• *Marijuana businesses may still not be able to secure bank accounts.*

Though more banks are providing services to marijuana businesses, most banks, and financial institutions will not because they worry about criminal liability under the federal Controlled Substances Act and the Bank Secrecy Act for money laundering. Though FinCEN issued guidelines in 2014 that allow financial institutions to provide bank accounts to marijuana businesses, few banks have taken advantage of those guidelines and many marijuana businesses still operate on an all-cash basis. This makes it tough for cannabis businesses to manage their businesses, pay their employees and taxes, and having so much cash on hand also creates significant public safety issues. Many ancillary businesses (including CoreState) that service cannabis businesses have to deal with the unpredictability of their clients or customers not having a bank account.

• *IRC 280E.*

IRC 280E prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in


OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

other industries. The effective tax rate on a marijuana business depends on how large its ratio of nondeductible expenses is to its total revenues, but it can be as high as 90%. When trying to determine the future profitability of a marijuana business, a failure to mention 280E should be viewed as a red flag. This holds true even for an ancillary business (such as CoreState) because having such an onerous tax burden significantly impacts the profitability of their cannabis clients.

• ***State marijuana laws and rules are not uniform from state to state and they can, and do, change constantly.***

This lack legal uniformity and the legal instability might hurt QwikLeaf because we might have harder times to get new quality issuers. Marijuana laws and regulations on investment and financing vary among the states where cannabis is legal. For example, until recently, Washington State required lenders to cannabis businesses to have been Washington State residents for at least six months before lending funds. Lenders are now exempt from this residency requirement, but it still applies to owning any portion of a cannabis business in the state. Contrast that with Oregon, which freely allows out of state investors, while Alaska does not.

• ***Risk of Prosecution for Marijuana-Related Companies.***

If you are considering investing in a company that is connected to the marijuana/cannabis industry, be aware that marijuana/cannabis-related companies may be at risk of federal, and perhaps state, criminal prosecution. The Department of Treasury recently issued guidance noting: "[T]he Controlled Substances Act ("CSA") makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Many states impose and enforce similar prohibitions. Notwithstanding the federal ban, as of the date of this guidance, 28 states and the District of Columbia have legalized certain marijuana-related activity. Even if CoreState is an ancillary cannabis business, if the federal laws will be enforced and the Cannabis activities will go back to the black market, CoreState will be out of business.

**THE BOTTOM LINE: If we do well, the security should do well also,
yet life offers no guarantees, and neither can we.
If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can
make little or no profit and can be driven out of business.
Please only invest what you can afford to lose.**

COMPANY DETAILS

Core State Holdings is incorporated and registered in USA, Wyoming under the United State Business Corporations Act. Address: 30 N Gould St. Ste R, Sheridan, WY 82801.



CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,493**	**$10,003.1**	**$9,202.85**
Maximum Amount	**150,000**	**$1,005,000**	**$924,600.00**

THE OFFERING

9. What is the purpose of this offering?

To help develop the Company and take 8-12% of the cannabis-related advertising market share from the US cannabis market and 5% of all US-based crypto transactions in the cannabis market, and establish a large Sales and Marketing Department.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,003.1	$1,005,000
Less: Offering Expenses	$800	$80,400
(A) Escrow Service Expense	$300	$30,150
(B) Legal Fees Expense	$500	$30,000
(C) SG&A, COGS, Labor Expenses	$0	$463,428
Net Proceeds	$8,400	$401,022
Use of Net Proceeds		
(A) Marketing costs to prepare for IPO	$8,403.1	$121,022
(B) Preparing for IPO Company	$0	$180,000
(C) Operating Capital Reserves	$0	$100,000
Total Use of Net Proceeds	$8,403.1	$924,600

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.



CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Preferred shares, class B, at $6.70 per share. No voting rights.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

____

16. How may the terms of the securities being offered be modified?

None of the terms of the securities being offered can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference): Class B				
	300,000	150,000	☐ Yes ☑ No	☐ Yes ☑ No
Common Stock: Class A				
	1,000	1,000	☑ Yes ☐ No	☐ Yes ☑ No

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote. 100% of the voting stock is owned by the Canadian parent company - Core State Holdings, Corp.

Preferred stock has no rights to vote or to participate in any management decisions of the company. Preferred stock has the first right to receive dividends.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No

Explain: The company is offering shares of preferred stock with no voting rights and with first right (ahead of the holders of shares of common stock) to be paid dividends.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

FP: TruCrowd

CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

None.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 3 different valuation models, namely: Market Capitalization of Equity, Income Approach, Reproduction Cost.

2019-25 Valuation Analysis Valuation by Years	2019/2020	2021	2022	2023	2024	2025
Market Capitalization of Equity	3,076,607	3,691,928	4,430,313	5,316,376	6,379,651	7,655,581
Income Approach	1,585,882	2,712,705	4,023,866	4,345,775	4,693,437	5,068,912
Reproduction Cost	7,500,000	7,875,000	8,268,750	8,682,188	9,116,297	9,572,112
Average Equity Valuation Price	4,054,163	4,759,878	5,574,310	6,114,780	6,729,795	7,432,202

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company

The valuation was calculated at pre money **$4,054,163.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if they are committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to themselves or their relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.


OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince them that it is the wrong decision, but they do not have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

• **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor in the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

• **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

• **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

• **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

None.

25.   What other exempt offerings has the issuer conducted within the past three years?

None.


OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

None.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has been just registered on March 15, 2019, therefore, there is no financial history.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Core State Holdings, Corp
For the Three Months Ended March 31, 2019
With Independent Accountant's Review Report



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp

Financial Statements

For the Three Months Ended March 31, 2019

Contents



FP: TruCrowd

CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Core State Holdings, Corp

I have reviewed the accompanying financial statements of Core State Holdings, Corp (the Company), which comprises the balance sheet as of March 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the three months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
April 15, 2019



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp

Balance Sheet

	March 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Other assets:	
Exclusive rights to PTPWallet and CannaSOS platforms *(Note 2)*	3,005,000
Long-term assets	-
Total assets	$ 3,005,000
Liabilities and Stockholders' equity	
Current liabilities:	
Related party payable	249
Total current liabilities	249
Long-term obligations	-
Total liabilities	249
Stockholders' equity (deficit):	
Common stock, class A, par value $2,000 *(note 3)*	
Authorized issued and outstanding shares, 1,000	2,000,000
Preferred shares, class B, par value, $6.70 *(note 3)*	
Authorized shares, 300,000	-
Issued and outstanding shares, 150,000	1,005,000
Retained deficit	(249)
Total stockholders' equity	3,004,751
Total liabilities and stockholders' equity	$ 3,005,000


OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp

Statements of Operations
For the Quarter Ended March 31,

	2019
Revenues	$ -
Expenses:	
Licenses and fees	249
Total operating expenses	249
Operating Loss	(249)
Net Loss	$ (249)

Core State Holdings, Corp

Statements of Changes in Stockholders' Equity

	Common Stock, $2,000 par value	Preferred Stock $6.70 par value	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2018	$ -	$ -	$ -	$ -
Common stock issued	2,000,000	1,005,000	-	3,005,000
Net Loss	-	-	(249)	(249)
Balance at March 31, 2019	$ 2,000,000	$ 1,005,000	$ (249)	$ 3,004,751



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp

Statements of Cash Flows

	March 31, 2019
Operating activities	
Net income	$ (249)
Increase in related party payable	249
Net cash used by operating activities	-
Investing activities	
	-
Net cash used in investing activities	-
Financing activities	
Proceeds from issuance of common stock	-
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	-
Cash and cash equivalents at the beginning of year	-
Cash and cash equivalents at the end of year	$ -



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp
Notes to Financial Statements
March 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The Core State Holdings, Corp (the Company), is a development stage Wyoming corporation that offers an internet marketing and has exclusive rights to technology to use PTPWallet and CannaSOS platforms in the U.S. market. The largest social network for the cannabis industry called CannaSOS, and the most advanced cryptocurrency wallet called PTPWallet.

With CannaSOS, the Company focuses on combining health, education, internet, networking, and entertainment under one roof. They build value through CannaSOS by selling digital advertising to businesses in the health industry, crypto and as well as cannabis industry.

And with PTPWallet, they focus on bringing together retail businesses with crypto consumers; essentially increasing circulation of coins and tokens on a cannabis retail level. Currently, PTPWallet makes revenue from deposit and withdrawal fees, the purchase of Gems within the platform, and internal transaction fees.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a straight-line mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, rental assets and most software range primarily from three to five years. Any assets less than thousand dollars are expensed.

In addition, repairs and maintenance are expensed as incurred.



CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp
Notes to Financial Statements (continued)
March 31, 2019

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheet.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

The Company files income tax returns in the U.S federal jurisdiction. The company has future federal tax benefit of $40, which can be carried indefinitely.

2. Exclusive rights to PTPWallet and CannaSOS platforms

Core State Holdings, Corp. Canada, (a parent company) is providing Core State Holdings, Corp. USA, with exclusive right to use PTPWallet and CannaSOS platforms and digital properties, including all websites under the company, marketing materials, technical and customer support, for operations solely in the United States of America in exchange for 1,000 shares of common stock and 150,000 shares of preferred stock.

3. Common Stock and Preferred Sock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

> Each share of Common Stock is entitled to one vote. 100% of the voting stock is owned by the Canadian parent company - Core State Holdings, Corp.

Preferred stock has no rights to vote or to participate in any management decisions of the company. Preferred stock has the first right to receive dividends.


OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

Core State Holdings, Corp
Notes to Financial Statements (continued)
March 31, 2019

4. Commitments and Contingencies

Besides what is mentioned above, there are no other commitments and contingencies exists at the time of the issuance of this report, April 15, 2019.

5. Subsequent Events

Management has evaluated subsequent events through April 15, 2019, the date on which the financial statements were available to be issued.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
             ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
             ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?
             ☐ Yes ☑ No



FP: TruCrowd

CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No


OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: cannasos.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into effect as of _____ , by and between Core State Holdings ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of Core State Holdings (the "Company"), a Wyoming Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of __Preferred Class B_____ stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be six dollars and seventy cents ($6.70) for an aggregate purchase price of six dollars and fifty cents ($6.50) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on July 31, 2019_(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
   (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Wyoming and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.
   (c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.
   (d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Six Dollar and 70/100 ($6.70). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or



OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period. The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.



OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
Target Offering	1,493	$10,003.1	$9,202.85
Maximum Amount	150,000	$1,005,000	$924,600.00

     i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.



FP: TruCrowd

CORE STATE HOLDINGS
30 N Gould St. Ste R,
Sheridan, WY 82801
416-471-7884

OFFERING STATEMENT

150,000 Class "B" Preferred Shares Non-Voting, First Right to Receive Dividends, at $6.70 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,493**	**$10,003.1**	**$9,202.85**
Maximum Amount	**150,000**	**$1,005,000**	**$924,600.00**

10. GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.

11. NOTICE: Any notice required or otherwise given pursuant to this Agreement shall emailed:

(a) If to Purchaser:
Name ____
Email ____

(b) If to Seller:
Name Core State Holdings
Email ocheine@cannasos.com

12. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:
____
____
(Name)
____
(Position)

SELLER:
Core State Holdings
Oleg Cheine
President